Exhibit 99.1

STERLITE INDUSTRIES (INDIA) LIMITED Regd. Office: SIPCOT Industrial Complex, Madurai Bypass Road, T. V. Puram P.O., Tuticorin — 628 002, Tamil Nadu
ABSTRACT UNDER SECTION 302 OF THE COMPANIES ACT, 1956
To the Members
Sterlite Industries (India) Limited
The Board, at its meeting held on January 25, 2011, re-appointed Mr. Din Dayal Jalan as Whole-time Director with effect from December 24, 2010 for two years i.e. till December 23, 2012, on terms and conditions, including remuneration, as recommended by the Remuneration Committee of the Board. This re-appointment will be subject to the approval of the shareholders in the forthcoming Annual General Meeting.
Mr. Din Dayal Jalan (aged 54) joined Sterlite in 2001 as President-Australian Operations, responsible for its mining operations and moved to the position of Chief Financial Officer (CFO) of Vedanta Resources Plc in the year 2005. He has over 32 years of experience with companies in the engineering, mining and non-ferrous metal sectors. He is a member of the Institute of Chartered Accountants of India.
As required under Section 302 of the Companies Act, 1956 (the Act), an abstract of the main terms and conditions of his appointment together with the memorandum of concern or interest, is given below:

I	Period of re-appointment	:	For a period of 2 years i.e. December 24, 2010 to December 23, 2012
II	Designation	:	Whole-time Director
III	Powers & Responsibilities	:	Mr. Din Dayal Jalan will exercise such powers and duties as may be entrusted by the Board from time to time.
IV (a)	Basic Salary	:	In the range of Rs. 5 lacs — Rs. 8 lacs per month. (With such annual/special increments within the aforesaid range as may be decided by the Board or any Committee thereof, in its absolute discretion from time to time).
(b)	House Rent Allowance	:	40% of the Basic Salary
(b)	Performance Incentive	:	As may be determined by the Board or its Committee thereof in each year.

(c)	Personal Allowance	:	In the range of Rs. 4 lacs — Rs. 6 lacs per month (As may be determined by the Board or its Committee thereof in each year)
(d)	Bonus	:	20% of the Basic salary in accordance with the rules of the Company.
(e)	Perquisites	:	In addition to Basic salary, Bonus and performance incentives payable, Mr. Din Dayal Jalan shall also be entitled to perquisites including furnished accommodation in lieu of House Rent Allowance if it not availed, medical and insurance reimbursement, leave travel concession for self and family, club fees and personal accident insurance in accordance with the rules of the Company or as may be agreed to by the Board of Directors or its Committee thereof
(f)	Stock Option	:	Stock Option of Vedanta Resources Plc. under the Long Term Incentive Plan (LTIP) or Short Term Incentive Plan (STIP) or any other plan which may be in vogue as per policy of the Group, provided the amount of benefit is limited to an amount not exceeding 100% of the total Annual Remuneration.
Explanation:
i)	Perquisites shall be evaluated as per Income Tax Rules, wherever applicable and in the absence of any such rule, perquisites shall be evaluated at actual cost to the Company.

ii)	For the purpose of perquisites stated hereinabove, ‘family’ means the spouse, dependent children and dependent parents of the appointee.
V) Provident Fund and Superannuation Fund or Annuity Fund.
Mr. Din Dayal Jalan will also be entitled to the following as per rules of the Company or as approved by the Board of Directors which will not be included in the computation of the ceiling on remuneration above:
i)	Contribution to Provident Fund and Superannuation Fund or Annuity Fund to the extent these, either singly or put together are not taxable under the Income Tax Act, 1961.

ii)	Gratuity payable as per rules of the Company.

iii)	Encashment of leave as per rules of the Company.
VI) Other Benefits:
i)	The Company shall provide him with car, expenses relating to fuel, maintenance and driver will be reimbursed on actuals. Further the Company shall also provide telephones and other communication facility (for official business).

ii)	Such other benefits as may be decided by the Board or its Committee from time to time.
The amount of Perquisites payable to Mr. Din Dayal Jalan may be decided / varied by the Board of directors or its Committee, from time to time as it may deem fit in its absolute discretion; provided that the total remuneration consisting of Salary, Perquisites and other benefits paid to Mr. Din Dayal Jalan as whole-time director shall not exceed the limit stipulated in section 309 of the Act, i.e. five percent of the net profits of the Company computed in the manner laid down in section 349 of the Act,.
VII) Minimum Remuneration
In the event of any loss or inadequacy of profits in any financial year during his tenure the Company shall remunerate by way of salary, perquisites or any other allowance as specified above or within the applicable limit stipulated in Section II, Part II, Schedule XIII, whichever is higher.
VIII) Other Terms and Conditions
(i)	The Board of Directors of the Company may alter the terms and conditions of the said appointment from time to time, at its discretion, so as not to exceed the limits specified in Schedule XIII to the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) or any amendments made thereto.

(ii)	Mr Jalan shall not be paid any sitting fees for attending the meetings of the Board of Directors or Committee thereof.

(iii)	He shall not so long as he function as such, become interested or otherwise concerned directly or through his wife and/or children in any selling agency of the Company in future without prior approval of the Central Government.

(iv)	The agreement may be terminated by either party by giving not less than 90 days prior notice in writing in that behalf to the other party or 90 days salary in lieu thereof and on the expiry of the period of such notice this Agreement/s shall stand terminated.

MEMORANDUM OF CONCERN OR INTEREST
Apart from Mr. Din Dayal Jalan, who would be interested in his appointment and remuneration, none of the other Directors is concerned or interested in the aforesaid appointment.
By Order of the Board
For Sterlite Industries (India) Limited
Rajiv Choubey
Company Secretary & Head Legal
Mumbai, January 25, 2011

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